UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d)
and Amendments Thereto Filed Pursuant to § 240.13d-2.
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
JD.com, Inc.
(Name of Issuer)
Class A Ordinary Shares, par value $0.00002 per share
(Title of Class of Securities)
47215P106**
(CUSIP Number)
December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**
There is no CUSIP number assigned to Class A ordinary shares of the issuer. CUSIP number 47215P106 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The NASDAQ Global Select Market under the symbol “JD.” Each ADS represents two Class A ordinary shares of the issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 47215P106
Schedule 13G

1.	NAME OF REPORTING PERSON Wal-Mart Stores, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 289,053,746
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 289,053,746
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 289,053,746
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.1%(1)
12.	TYPE OF REPORTING PERSON CO

(1)
This percentage is calculated based on 2,384,954,010 Class A ordinary shares of the issuer reported by the issuer to Wal-Mart Stores, Inc. (“Walmart”) as outstanding as of December 31, 2016. This percentage does not reflect the outstanding Class B ordinary shares of the issuer.  The shares reported represent approximately 10.1% of the aggregate 2,856,528,005 Class A and Class B ordinary shares reported by the issuer to Walmart as outstanding as of December 31, 2016.

CUSIP No. 47215P106
Schedule 13G

1.	NAME OF REPORTING PERSON Newheight Holdings Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 144,952,250
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 144,952,250
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,952,250
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%(1)
12.	TYPE OF REPORTING PERSON CO

(1)
This percentage is calculated based on 2,384,954,010 Class A ordinary shares of the issuer reported by the issuer to Walmart as outstanding as of December 31, 2016. This percentage does not reflect the outstanding Class B ordinary shares of the issuer.  The shares reported represent approximately 5.1% of the aggregate 2,856,528,005 Class A and Class B ordinary shares reported by the issuer to Walmart as outstanding as of December 31, 2016.

CUSIP No. 47215P106
Schedule 13G

1.	NAME OF REPORTING PERSON Qomolangma Holdings Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 289,053,746
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 289,053,746
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 289,053,746
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.1%(1)
12.	TYPE OF REPORTING PERSON CO

(1)
This percentage is calculated based on 2,384,954,010 Class A ordinary shares of the issuer reported by the issuer to Walmart as outstanding as of December 31, 2016. This percentage does not reflect the outstanding Class B ordinary shares of the issuer.  The shares reported represent approximately 10.1% of the aggregate 2,856,528,005 Class A and Class B ordinary shares reported by the issuer to Walmart as outstanding as of December 31, 2016.

Item 1.

(a)	Name of Issuer.
JD.com, Inc.

(b)	Address of Issuer’s Principal Executive Offices.
10th Floor, Building A, North Star Century Center, No. 8 Beichen West Street Chaoyang District, Beijing 100101 People’s Republic of China
Item 2.

(a)	Names of Persons Filing.

This statement on Schedule 13G is being jointly filed by: (i) Wal-Mart Stores, Inc. (“Walmart”), (ii) Newheight Holdings Ltd. (“Newheight”), and (iii) Qomolangma Holdings Ltd. (“Qomolangma”, and together with Walmart and Newheight, the “Reporting Persons”). Walmart wholly owns each of Qomolangma and Newheight indirectly through a number of other wholly-owned subsidiaries. Newheight is a wholly-owned subsidiary of Qomolangma.

(b)	Address of Principal Business Offices, or, if none, Residence.

The address of the principal business office of Walmart is 702 S.W. Eighth Street, Bentonville, Arkansas 72716. The address of the principal business office of Newheight is PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands. The address of the principal business office of Qomolangma is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

(c)	Citizenship.

Walmart is a corporation organized under the laws of the State of Delaware. Newheight is a company organized under the laws of the Cayman Islands. Qomolangma is a company organized under the laws of the Cayman Islands.

(d)	Title of Class of Securities.
Class A Ordinary Shares, par value $0.00002 per share (“Class A Ordinary Shares”), of the issuer

(e)	CUSIP Number.
47215P106*

* There is no CUSIP number assigned to Class A Ordinary Shares. CUSIP number 47215P106 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The NASDAQ Global Select Market under the symbol “JD.” Each ADS represents two Class A Ordinary Shares.

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or §§ 240.13d-2(b) or (c), check whether person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.
(b)	☐	Bank as defined in section 3(a)(6) of the Act.
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________.

Item 4.	Ownership

(a)
See Item 9 of the cover pages to this statement on Schedule 13G for the aggregate number of Class A Ordinary Shares beneficially owned by each of the Reporting Persons as of December 31, 2016. The Class A Ordinary Shares beneficially owned by each of Walmart and Qomolangma include the shares owned directly by Qomolangma and Newheight.

(b)
See Item 11 of the cover pages to this statement on Schedule 13G for the percentage of Class A Ordinary Shares beneficially owned by each of the Reporting Persons as of December 31, 2016. The percentage of Class A Ordinary Shares beneficially owned by each of Walmart and Qomolangma includes the shares owned directly by Qomolangma and Newheight.

(c)
See Items 5 through 8 of the cover pages to this statement on Schedule 13G for the number of Class A Ordinary Shares beneficially owned by each of the Reporting Persons as of December 31, 2016, as to which such Reporting Person has sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition of. The Class A Ordinary Shares beneficially owned by each of Walmart and Qomolangma include the shares owned directly by Qomolangma and Newheight.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2017

WAL-MART STORES, INC.

By:	/s/ Gordon Y. Allison
Name: Gordon Y. Allison Title: Vice President and General Counsel, Corporate Division

NEWHEIGHT HOLDINGS LTD.

By:	/s/ Anne Myong
Name: Anne Myong Title: Director

QOMOLANGMA HOLDINGS LTD.

By:	/s/ Gordon Y. Allison
Name: Gordon Y. Allison Title: Director